June 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory and Alan Campbell

Re:	XOMA Corporation
Registration Statement on Form S-3 filed on March 8, 2024 (File No. 333-277794)

To Whom it May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), XOMA Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company be accelerated to 4:00 p.m., Eastern Time, on June 17, 2024 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

XOMA Corporation

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	Chief Executive Officer

cc:	Thomas Burns, XOMA Corporation
Christopher Baldwin, XOMA Corporation
Branden Berns, Gibson, Dunn & Crutcher LLP